Mail Stop 4720

July 21, 2009

*By U.S. Mail and Facsimile to: (804) 783-7621*

Mr. G. William Beale
President and Chief Executive Officer
Union Bankshares Corporation
211 North Main Street
P.O. Box 446
Bowling Green, Virginia 22427

> **Re:    Union Bankshares Corporation**
> **Preliminary Proxy Statement filed June 30, 2009**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 000-20293**

Dear Mr. Beale:

We have reviewed the above referenced filings and related materials and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In other comments, where indicated, we think you should revise your document in response to these comments in future filings.  In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    Please provide the staff with copies of the board books Keefe, Bruyette & Woods, Inc. ("KBW"), Cary Street Partners LLC or any other third party provided in connection with the transaction.

2.      Please confirm that all material non-public information shared by you and First Market Bank ("FMB") during due diligence is currently included within this document.  This would include any forecasts or projections that crossed from one side to the other. Refer to Exchange Act Rule 10b-5.

3.      Please update the financial statements and all related disclosure in your next amendment as required by Rule 3-12(g) of Regulation S-X.

4.      Please consider the need for filing consents of the independent accountants of the registrant and the target company as exhibits in your next amendment.

5.      Please consider the need to include a "Recent Developments" section in the forepart of the registration statement to update the financial information of the registrant and the acquisition target for any material changes in results of operations, financial condition, liquidity, regulatory capital compliance and asset quality ratios related to the most recent interim financial statements.  Your disclosure should include, but not be limited to a discussion of the following events as applicable:

   - Any significant changes in the asset quality of the loan portfolio and its related impact on the provision and allowance for loan losses.

   - Current or potential impairments to the investment portfolio due to increasing volatile market conditions affecting the financial services industry.

   - The impact of any material changes in the regulatory capital ratios of the registrant and the target company.

Questions and Answers, page 1

6.      Please include a Question/Answer that only discusses the dilutive impact the acquisition will have on your current shareholders.

Summary
Ownership of the Combined Company After the Merger, page 7

7.      Revise the document as necessary in the summary and include more detailed disclosure elsewhere to specifically disclose any current shareholders of FMB that will have a 5% or greater ownership in the combined Company following the merger.  Where appropriate, this disclosure would include, for example the identity of any such shareholder, its pro forma percentage of ownership and if such shareholder is not a natural person, the natural person that will have dispositive power over the shares.

Opinions of UBSH's Financial Advisors, page 8

8.    Please confirm that no other payments by you or FMB have been made to KBW within the previous two years.

Risk Factors, page 20

9.    Please include a Risk Factor that discusses the risks associated with integrating and merging FMB into Union Bank and Trust Company including, but not limited to risks associated with combining overlapping bank personnel, branch integrations, increased noninterest expenses, etc.

Solicitation of Proxies, page 23

10.   Please confirm that you do not intend to utilize a professional proxy solicitor in connection with the Special Meeting. If the Company does intend to utilize a proxy solicitor, please included the appropriate disclosures.

The Merger

General, page 27

11.   Please clarify that you have no plans to combine Northern Neck State Bank and Rappahannock National Bank with Union Bank and Trust in the foreseeable future.

12.   Please provide here and elsewhere as necessary more detail regarding FMB's participation in the Capital Purchase Program. For example, disclose how the terms of FMB's participation in the CPP differ from yours since it is a non-publicly traded company.

Background of the Merger, page 28

13.   Please revise to describe the negotiation of the principal terms of the merger, including price.

Affiliate Agreement, page 50

14.   Provide additional disclosure regarding the shareholders that you have entered into affiliate agreements with so your shareholders are aware of their relationship to FMB. For example, consider including a tabular disclosure which discloses the percentage of voting power held by each person you have an affiliate agreement that are directors and executive officers as a group, owners of more than 5% of First Market or others with material affiliations with FMB.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
First Market Bank, page 60

Years Ended December 31, 2008 and 2007

Results of Operations, Provision for Loan Losses, page 60

15.     We note FMB refers to the $1.4 million or 125% increase in net charge-offs in 2008 in
        relation to the $4.5 million provision for loan losses in 2008 compared to the $1.6 million
        provision in 2007.   Please tell us and revise this section to discuss what specific factors,
        in addition to the increase in net charge-offs, FMB considered in determining the
        increased provision for 2008 as compared to 2007. Consider in your response the
        following:

        •   The $3.2 million or 114% increase in nonperforming loans in 2008.

        •   Any decreases in the fair value of the collateral underlying the nonaccrual loans.

        •   The increased credit risk in your loan portfolio related to construction and
            commercial loans which account for 33% of FMB's total loan portfolio.

        •   Refer to the disclosure requirements of Instruction (2) to Item IV.A of Industry Guide
            3 regarding disclosure of the factors that influenced management's judgment in
            determining the provision for loan losses and its effect on the allowance for loan
            losses.

Balance Sheet, Loan Portfolio, Asset Quality, page 63

16.     We refer to the second paragraph on page 63 that states FMB works with customers who
        experience difficulties in meeting the loan terms and take appropriate action to minimize
        the loss. If material, please revise the five year table of nonperforming assets on page 65
        to include any troubled debt restructurings. Refer to Item III.C.1(c) of Industry Guide 3.

17.     Provide in this section a discussion of FMB's policy for placing loans on nonaccrual
        status or provide a cross reference to where this disclosure is included elsewhere.  Refer
        to Instruction (3) to Item III.C.1 of Industry Guide 3.

18.     Describe the nature and extent of any potential problem loans which are not now
        disclosed in the table of nonperforming loans for which FMB has serious doubts as to the
        ability of the borrowers to comply with the present loan repayment terms.  Refer to Item
        III.C.2 of Industry Guide 3.

19.     Disclose the nature and extent of the collateralization of the nonaccrual loans as of
        December 31, 2008 including the methodology for determining and periodically
        reviewing their fair value.

20.     We refer to total nonaccrual loans of $5.1 million in 2008 as stated in the table of nonperforming assets on page 65.  Please tell us and revise this section to reconcile total nonaccrual loans with total impaired loans of $1.3 million in Note 5, Loans on page F-17 and discuss the reasons for the $3.8 million difference.

Three Month Periods Ended March 31, 2009 and 2008

Results of Operations, Provision for Loan Losses, page 67

21.     We note the disclosure that the factors which resulted in the increased $1.2 million provision for loan losses during the first quarter of 2009 included delinquency trends, net charge-offs and loan growth.  Please tell us and revise this section to also include the following:

   •    A discussion regarding how FMB considered in its analysis the $5.3 million or 88% increase in nonperforming assets to $11.3 million as compared to $6 million as of December 31, 2008.

   •    Consider in your response how the nature and extent of collateralization related to these additional nonperforming assets has affected FMB's analysis with respect to the reasonability of the allowance for loan losses.

Balance Sheet, Asset Quality, page 63

22.     In addition to the nonperforming assets discussed on page 65, please disclose the nature and extent of any potential problem loans for which FMB has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.  Refer to Item III.C.2 of Industry Guide 3.

23.     We refer to total nonaccrual loans of $10.5 million as of March 31, 2009 as stated in the table of nonperforming assets on page 71.  Please tell us and revise this section to provide the following information:

   •    Reconcile total nonaccrual loans with total impaired loans of $8 million in Note 4, Loans on page F-34 and discuss the reasons for the $2.5 million difference.

   •    Discuss the reasons why FMB provided a valuation allowance of $3.8 million for these impaired loans during the first quarter of  2009 but did not provide any valuation allowance to total impaired loans of $1.3 million as of December 31, 2008 as stated in Note 5 on page F-17.

Unaudited Pro Forma Condensed Combined Financial Information, page 73

24.     Please revise the introductory section to provide the applicable disclosure regarding this merger transaction required by paragraph 68 of SFAS 141R, preferably in the tabular format suggested in paragraph A107.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 74

25.     We refer to footnote (2) on page 75 regarding the $27.3 million fair valuation adjustment to the loan portfolio due to changes in interest rates and credit quality.  Please revise this note to provide the following disclosure:

- Separately state the amount of the adjustment related to interest rate changes and the portion related to credit quality.

- Discuss why the adjustment related to credit quality was not previously recorded in FMB's historical financial statements.

- Describe the valuation methods and assumptions used in determining the interest rate and the credit quality adjustment.

- State the type of valuation input used in FMB's fair valuation methodology and the level in which it is included in the SFAS 157 fair value hierarchy.

- State how yield adjustments are determined and accreted into income over the lives of the related loans.

- Provide the information regarding acquired receivables stated in paragraph 68.h of SFAS 141R.

26.     We refer to the footnote (4) on page 75 regarding the estimate fair value of the core deposit intangible.  Please include in the footnote the following information:

- State the estimated amortization period of the intangible and how it was determined.

- Describe the amortization method to be used considering the specific composition and characteristics of the deposit base.

27.     We refer to footnotes (5) and (6) on page 75 regarding the fair value adjustments to borrowings and deposits at current market rates, respectively.  For each adjustment please include the following information in the respective footnote:

- Describe the methodology used to determine their fair value.

- State how the yield adjustments were determined and if they are accreted into income over the lives of the related time deposits and borrowings.

28.    We refer to footnote (9) on page 76 regarding the determination of the estimated amount of goodwill.  Please revise this note to include the following disclosure:

- Disclose how the fair value of the purchase price or total consideration transferred was determined.

- Describe the methodology used to allocate the excess of the fair value of the consideration transferred over the book value of the acquisition to the identifiable intangibles and liabilities to arrive at the goodwill amount.

- Provide a qualitative description of the factors that make up the goodwill recognized. Refer to paragraph 68.e of SFAS 141R.

- State the total amount of goodwill that is expected to be deductible for tax purposes. Refer to paragraph 68.k of SFAS 141R.

29.    We refer to the note to pro forma adjustment (10) regarding one-time merger related expenses and restructuring charges totaling $12 million.  Please revise this footnote to clearly indicate that these non recurring charges were not considered in the pro forma income statements.  Refer to Rule 11(b)(5) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 79

30.    We refer to footnotes (1) (2) (3) and (5) regarding the adjustments to reflect level yield amortization of loans, held to maturity securities, deposits and purchased funds, respectively.  Please include in each footnote the following information:

- Explain what the level yield adjustment reflects and why it is necessary.

- Discuss any major assumptions used in its determination considering the present value difference between portfolio yields and market rates at the time of the merger.

31.    We refer to the note to pro forma adjustment (4) regarding the amortization of the CDI over its estimated life of 7 years on a straight-line basis.   Please revise this note to explain why you used a straight-line amortization basis and not the double declining balance methodology or another acceptable accelerated method as an approximation of the timing of recognition of value from the acquired deposits.

Independent Auditor's Report, page F-2

32.    We note the last paragraph refers to the unqualified opinion expressed by the independent auditors in their attestation report dated March 25, 2009 on the effectiveness of FMBs'

internal control over financial reporting as of December 31, 2008.  Considering the attestation report was referenced to in the audit report please also include in the proxy materials the attestation report prepared by the independent auditors for the year ended December 31, 2008.

Financial Statements for the two-year period ended December 31, 2008

33.    We note that FMB has included audited financial statements for the two-year period ended December 31, 2008.  Given the significance of this acquisition under Item 3-05(b) of Regulation S-X, it would appear to us that the full financial statements specified by Item 3-01 and 3-02 of Regulation S-X would be required.  Please revise or provide us with the results of your significance tests for this acquisition.

Note 1, Nature of Banking Operations and Significant Accounting Policies,
Recent Accounting Pronouncements, page F-11

34.    Please revise this note to discuss the effects on FMB's financial statements of adopting SFAS 159 considering you adopted SFAS 157 in 2008 as stated in Note 16 on page F-25.  Discuss the expected effects, if any, of adopting SFAS 141R and SFAS 160.

Note 16, Fair Value Measurements, page F-25

35.    We refer to "Fair Value on a Nonrecurring Basis" section on page F-26 that states "certain impaired loans" are reported at fair value based on the collateral value using either Level 2 or Level 3 inputs.   Please revise this section to provide the information required by paragraph 33 of SFAS 157 for the $1.33 million of impaired loans stated in Note 5 on page F-17 with respect to the Level 2 and Level 3 inputs.  Consider the tabular presentation suggested in paragraph A36 of SFAS 157.

36.    For impaired loans with fair value measured using Level 3 inputs, please include the information required by paragraph 32.c and 32.d of SFAS 157 including the reconciliation of the beginning and ending balances of these Level 3 measurements similar to that illustrated in paragraph A35 of SFAS 157.

Where You Can Find More Information, page 83

37.    You cannot incorporate previously filed Schedule 14A filings by reference into a proxy statement.  Please revise as appropriate.

38.    Please correct the address of the Securities and Exchange Commission.

Form 10-K for the year ended December 31, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and results of Operations
Loan Portfolio, Asset Quality, page 31

39.     We refer to the five-year table of nonperforming assets that states nonaccrual loans were
        $14.4 million as of December 31, 2008.   Please tell us and in future filings discuss in this
        section why the impaired loans totaling $20.3 million shown in the table of financial
        assets measured on a nonrecurring basis in Note 16, Fair Value Measurements were $5.9
        million greater than total non-accrual loans as of that date.   Provide us with a similar
        analysis for the $10.1 million difference between the $31.0 million of nonaccrual loans
        stated in the "Asset Quality" section and the $20.9 million of  impaired loans in Note 13,
        Fair Value Measurements of the Form 10-Q for the period ended March 31, 2009.

Item 11.  Executive Compensation, page 10

40.     In your Compensation and Discussion and Analysis section you disclose your "total
        compensation philosophy."  The discussion that follows appears to discuss the framework
        of your compensation philosophy and components, but not the specific factors and the
        amount of weight such factors were given that led to the Compensation Committees'
        decisions.

        In future filings please include more specific information regarding your payment of
        compensation, such as, but not limited to, what are the Company's actual targets and
        whether those targets were satisfied regarding your earnings per share growth and asset
        growth goals and what were the specific individual/divisional targets set by the
        Compensation Committee for a given year.  Your Compensation and Discussion and
        Analysis should be as detailed as possible, especially in light of the economic
        uncertainties financial companies face today.

        To the extent you believe that disclosure of performance targets is not required because it
        would result in competitive harm such that the targets could be excluded under
        Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental
        analysis supporting your conclusion.  In particular, your competitive harm analysis
        should clearly explain the nexus between disclosure of the performance objectives and
        the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v)
        of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

* * *

Closing Comments

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions on accounting matters to Edwin Adames at 202-551-3447, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3698.

Sincerely,


Mark Webb
Branch Chief


cc:     Scott Richter, Esq.
        LeClair Ryan
        951 East Byrd Street, Eighth Floor
        Richmond, Virginia 23219